                                              CHIEF EXECUTIVE OFFICER'S MESSAGE

Dear Shareholder:

          Second quarter 1997 was an unusual quarter for your Company. We have taken special charges that resulted in a second quarter loss of $741,735 or $0.10 per share. These special charges totaled $2,725,000 net of related taxes. Before these special charges, second quarter net income was $1,983,000 or $0.25 per share.

          It is customary in connection with mergers such as the one we will be entering into with Bank Corporation of Georgia that the parties specifically review their operations and make business decisions that would not have been made were it not for the merger. The special charges consisted of an additional loan loss provision of approximately $3.7 million to reflect both the results of an in-depth study of the loan portfolios at two subsidiary banks (notably Gwinnett National Bank) and a revision of the estimation process, write-offs of equipment that has been determined to be obsolete, and buyout of various vendor contracts and leases which we deemed advisable. As a result of our increased provision for loan losses, our allowance for loan losses was 2.17% of total loans outstanding at June 30, 1997.

          We are confident that as a result of these business decisions, your Company's performance and balance sheet will be much stronger as we go into 1998. The operational efficiencies to be gained as a result of the merger are expected to enhance the core earnings of the combined companies by at least $1
                                                                            --
million per year.
-------

          We are pleased to welcome Mr. Terry Evans as President and CEO of Gwinnett National Bank in Duluth, Georgia. We are confident that, as a result of Terry's outstanding leadership, Gwinnett National Bank will experience significant growth in earnings and assets as he brings eight years of banking experience in the Duluth market to us.

          Total assets at June 30, 1997 were approximately $759,455,000 representing a 6.5% increase over the June 30, 1996 assets of $713,186,000. The Company's nonperforming assets, which include loans placed on nonaccrual status and foreclosed assets, at June 30, 1997 were $5,473,000 as compared to $3,228,000 at June 30, 1996, and $5,535,000 at December 31, 1996. Nonperforming
assets as a percentage of loans plus foreclosed assets were 1.04% at June 30, 1997 as compared to 0.67% at June 30, 1996, and 1.08% at December 31, 1996. Nonperforming loans as a percentage of total loans outstanding, net of unearned income were 0.62% at June 30, 1997, as compared to 0.25% at June 30, 1996, and 0.57% at December 31, 1996.

          We remain very excited about our pending merger with Bank Corporation of Georgia. All aspects of the merger are moving forward with a scheduled closing date of early fourth quarter 1997. We have received Federal Reserve Board and Georgia Department of Banking and Finance approvals of the merger, and now await other regulatory approvals as well as Bank Corporation of Georgia shareholder approval.

          We appreciate your continued support of your Company and its affiliate banks in your community. We have, and will continue, to follow our corporate mission of providing high quality banking services to the communities we serve, while maximizing the return on our shareholders' investments.

                                       Sincerely,

                                       /s/ James A. Faulkner
                                       -----------------------------
                                       James A. Faulkner
                                       President & CEO

                   CENTURY SOUTH BANKS, INC. AND SUBSIDIARIES
               CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

                                                        June 30,     June 30,
                                                          1997         1996
                                                    -------------------------
                                                       (amounts in thousands)
ASSETS
      Cash and due from banks                           $ 35,185     $ 28,155
      Federal funds sold                                  31,260       15,610
      Interest-earning deposits in other banks                59          579
      Investment securities                              141,623      160,796
      Loans, net of unearned income                      524,248      479,526
      Allowance for loan losses                          (11,395)      (7,605)
      Premises and equipment, net                         18,324       16,537
      Other assets                                        20,151       19,588
      Total assets                                      $759,455     $713,186
                                                    =========================

LIABILITIES
      Noninterest-bearing deposits                      $ 83,847     $ 74,151
      Interest-bearing deposits                          586,330      552,942
      Other short-term borrowings                              -          450
      Federal Home Loan Bank advances                      6,931        7,032
      Long-term debt                                         152          325
      Other liabilities                                    6,947        6,851
      Total liabilities                                  684,207      641,751
                                                    -------------------------

SHAREHOLDERS' EQUITY
      Common stock                                         7,826        7,826
      Additional paid-in capital                          28,855       28,780
      Retained earnings                                   38,961       36,386
      Reduction for ESOP loan guarantee                      (51)        (202)
      Common stock in treasury, at cost                     (306)        (337)
      Net unrealized loss on investment securities           (37)      (1,018)
                                                    -------------------------
      Total shareholders' equity                          75,248       71,435
                                                    -------------------------
      Total liabilities and shareholders' equity        $759,455     $713,186
                                                    =========================

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

                                                   Three months ended       Six months ended
                                                        June 30,                June 30,
                                                    1997         1996        1997       1996
                                               ------------------------------------------------
                                                 (amounts in thousands, except per share data)

    Interest income                                $ 16,072     $ 15,841    $ 31,840   $ 31,320
    Interest expense                                  7,394        7,143      14,754     14,679
                                               ------------------------------------------------
    Net interest income                               8,678        8,698      17,086     16,641
    Provision for loan losses                         4,112          469       4,669        870
    Noninterest income                                1,644        1,735       3,241      3,501
    Noninterest expense                               7,453        6,168      14,179     12,304
    Income tax expense (benefit)                       (501)       1,178         299      2,157
                                               ------------------------------------------------
    Net income (loss)                              $   (742)    $  2,618    $  1,180   $  4,811
                                               ================================================

    Weighted average common shares outstanding
      and common share equivalents                    7,794        7,774       7,794      7,775
    Net income (loss) per share                    $  (0.10)    $   0.34    $   0.15   $   0.62
    Dividends declared per share                   $0.10375     $0.09875    $0.20625   $0.19625

                                                       CenturySouthbanks
--------------------------------------------------------------------------------
                                                                    Inc.
SENIOR OFFICERS
================================================================================
J. Russell Ivie                                                 Chairman
James A. Faulkner                                        President & CEO
Susan J. Anderson                Senior Vice President/Sec.-Treas. & CFO
Tony E. Collins                              Senior Vice President & COO
Gary L. Evans                Senior Vice President/Asst. Secretary & CCO
Charles A. Langford                            Senior Investment Officer

DIRECTORS
================================================================================
J.Russell Ivie, Chairman                                Dudley K. Owens
Roger W. Bennett                                        William D. Reeves
E.H. Chambers, Jr.                                      C.J. (Jim) Sisson
William L. Chandler                                     E. Paul Stringer
Clarence B. Denard                                      Myron B. Turner
James A. Faulkner                                       Al. J. Wimpy
Thomas T. Folger, Jr.                                   George A. Winn
Sherman Green

DIRECTORS EMERITUS
================================================================================
J. Marvin Anderson                                      J.E. Owens
Glen W. Marshall                                        James H. Sanders, Sr.
Rodney B. McCombs                                       Forrest J. Sisk, Sr.


AFFILIATES
================================================================================
Bank of Dahlonega                       Fannin County Bank, N.A.
60 Main Street West                     480 W. First Street
Dahlonega, GA  30533                    Blue Ridge, GA  30513
John L. Lewis, President                Steve M. Eaton, President
706-864-3314                            706-632-2075

The Bank of Ellijay                     Gwinnett National Bank
Sand and Broad Street                   3200 Peachtree Industrial Boulevard
Ellijay, GA  30540                      Duluth, GA  30136
C. Paul Nealey, President               Terry Evans, President
706-276-3400                            770-497-9797

First Bank of  Polk County              First Community Bank of Dawsonville
40 Ocoee Street                         136 Highway 400 South
Copperhill, TN  37317                   Dawsonville, GA  30534
David E. Adkisson, President            Gary L. Evans, President
423-496-3261                            706-216-5050

Georgia First Bank                      Peoples Bank
455 Jesse Jewell Parkway                13321 Jones Street
Gainesville, GA  30501                  Lavonia, GA  30553
Andrew K. Walker, President             J. Douglas Cleveland, President
770-535-8000                            706-356-8040

First National Bank of Union County     Bank of Danielsville
420 Blue Ridge Highway                  Courthouse Square
Blairsville, GA  30512                  Danielsville, GA  30633
Rodney B. McCombs, Interim President    L. Banister Sexton, President
706-745-5571                            706-795-2121

                        FINANCIAL HIGHLIGHTS (UNAUDITED)

SELECTED BALANCES
========================================================================

                                                    AS OF  JUNE 30,
                                                  1997         1996            PERCENTAGE  CHANGE
                                            -----------------------------------------------------
                                                  (amounts in thousands, except per share data)

Loans, net                                       $512,853    $471,921                  8.67%
Deposits                                          670,177     627,093                  6.87
Total assets                                      759,455     713,186                  6.49
Shareholders' equity                               75,248      71,435                  5.34
Net income                                          1,180       4,811                (75.47)
Book value per share                                 9.69        9.20                  5.33
Net income per share                                 0.15        0.62                (75.81)
Weighted average common shares outstanding
    and common share equivalents                    7,794       7,775                  0.24
Nonperforming loans                                 3,275       1,186                176.14
Other real estate and other
         nonperforming assets                       2,198       2,042                  7.64


FINANCIAL RATIOS
========================================================================

Return on average assets                             0.32%       1.36%               (76.47)%
Return on average shareholders' equity               3.12       13.74                (77.29)
Net interest margin (taxable equivalent)             5.11        5.18                 (1.35)
Allowance for loan losses to loans                   2.17        1.59                 36.48
Nonperforming assets to total assets                 0.72        0.45                 60.00

                            SHAREHOLDER INFORMATION

========================================================================
STOCK INFORMATION

Century South Banks, Inc. ("CSBI") lists its stock for trading on the National Association of Securities Dealers Automated Quotations System ("NASDAQ"). The ticker tape symbol is "CSBI". Market price for the quarter ended June 30, 1997:

       Three month high..   $20.00
       Three month low...   $18.00
       Closing price.....   $18.64

========================================================================
SHAREHOLDER SERVICES
Shareholders wishing to change the name or address on their stock, to report lost certificates or to consolidate accounts should contact:
       Century South Banks, Inc.
       Shareholder Relations
       P.O. Box 1000
       Dahlonega, Georgia  30533
       (706) 864-1111

========================================================================
DIVIDEND REINVESTMENT PLAN/CASH CONTRIBUTIONS
Shareholders wishing to automatically reinvest quarterly dividends into Century South Banks, Inc. common stock or make voluntary cash contributions should contact:

       Century South Banks, Inc.
       Dividend Reinvestment Plan/Cash Contributions
       P.O. Box 1000
       Dahlonega, Georgia  30533
       (706) 864-1111

========================================================================
INVESTOR RELATIONS
Shareholders, analysts, and others seeking financial information on Century South Banks, Inc. should contact:
       James A. Faulkner        Susan J. Anderson
       President & CEO     or   Senior Vice President & CFO
       (706) 864-3915           (706) 864-3915